FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of March 5, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Securities Transactions by Persons Discharging Managerial Responsibilities under Regulation (EU) No 596/2014 on market abuse.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Securities Transactions by Persons Discharging Managerial Responsibilities under Regulation (EU) No 596/2014 on market abuse

Luxembourg, March 5, 2026 – In compliance with Regulation (EU) No 596/2014 on market abuse and applicable Luxembourg laws and regulations, Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announces that it has received a notification of a securities transaction from a person discharging managerial responsibilities (as defined in such Regulation). As required by such laws and regulations, such notification has been filed with the Luxembourg Commission de Surveillance du Secteur Financier and the Luxembourg Stock Exchange; and can be accessed through the following link: https://www.bourse.lu/oam-search

In addition, information on transactions reported by persons discharging managerial responsibilities in Tenaris is publicly available on the company’s website at: https://www.tenaris.com/en/sustainability/governance-and-ethics/. (see tab “Share transactions” in section “Share capital and votes”).

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.